UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.__________________________)

ALMADEN MINERALS LTD.

_______________________________________________________

(Name of Issuer)

Common Shares

_______________________________________________________

(Title of Class of Securities)

020283107

_______________________________________________________

(CUSIP Number)

Morgan Poliquin, 1103-750 W Pender St., Vancouver, B.C., Canada  V6C 2T8

_______________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Communications)

September 30, 2010

________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

CUSIP Number:  020283107

1.

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

Morgan James Poliquin

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [   ]

(b)      [   ]

3.

SEC Use Only  ___________________________________________________________

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   [    ]

6.

Citizenship or Place of Organization

Canadian

Number of	7.	Sole Voting Power - 2,608,197
Shares
Beneficially	8.	Shared Voting Power - none
Owned by Each
Reporting	9.	Sole Dispositive Power - 2,608,197
Person With
	10.	Shared Dispositive Power - none

11.

Aggregate Amount Beneficially Owned by Each Reporting Person   - 2,608,197

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [    ]

13.

Percent of Class Represented by Amount in Row (11)  - 4.7%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP Number:  020283107

Item 1.

Security and Issuer

Common shares of Almaden Minerals Ltd. located at 750 West Pender, Suite 1103, Vancouver, B.C., Canada  V6C 2T8

Item 2.

Identity and Background

(a)

Morgan James Poliquin

(b)

750 West Pender, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(c)

Professional geological engineer, CEO, President and Director of Almaden Minerals Ltd.

(d)

No

(e)

No

(f)

Canadian citizen

Item 3.

Source and Amount of Funds or Other Consideration

N/A

Item 4.

Purpose of the Transaction

Transactions  in the normal course of business. Stock option granted as incentive to increase performance.

 Item 5.

Interest in Securities of the Issuer

(a)

2,608,197 (4.7%) including incentive options to acquire 1,800,000 shares

(b)

2,608,197 shares

(c)

11/06/07 exercised 5,000 warrants into 5,000 shares @ Cdn. $2.85 per share

01/11/08 sold 5,000 shares @ Cdn. $2.86 per share in the public market

01/11/08 sold 1,700 shares @ Cdn. $2.87 per share in the public market

01/14/08 sold 3,300 shares @ Cdn. $2.87 per share in the public market

01/18/08 sold 5,000 shares @ Cdn. $2.65 per share in the public market

01/30/08 sold 5,000 shares @ Cdn. $2.65 per share in the public market

01/31/08 sold 700 shares @ Cdn. $2.70 per share in the public market

02/01/08 sold 5,000 shares @ Cdn. $2.62 per share in the public market

02/21/08 exercised 250,000 incentive options into 250,000 shares at Cdn. $0.80 per share

07/21/08 expired 7,500 warrants exercisable at Cdn. $3.00 per share

10/02/08 exercised 67,900 inventive options into 67,900 shares at Cdn. $0.45 per share

11/14/08 acquired 12,000 units @ Cdn. $0.70 per unit privately consisting of 1 share and 1 share purchase warrant exercisable at Cdn. $1.00 per share

12/23/08 gifted 39,500 shares @ Cdn. $0 in private transaction

12/24/08 gifted 40,000 shares @ Cdn. $0 in private transaction

12/29/08 granted 100,000 incentive options exercisable @ Cdn. $0.68 per share

10/22/09 exercised 154,000 incentive options into 154,000 shares @ Cdn. $0.388 per share

11/14/09 expired 12,000 warrants exercisable at Cdn. $1.00 per share

11/25/09 granted 150,000 incentive options exercisable at Cdn. $0.81 per share

12/14/09 expired 350,000 incentive options exercisable at Cdn. $1.67 per share

12/30/09 gifted 18,182 shares @ Cdn. $0 in private transaction

01/04/10 granted 350,000 incentive options exercisable at Cdn. $1.14 per share

06/29/10 acquired 10,000 shares @ Cdn. $1.20 in private transaction

07/16/10 granted 100,000 incentive options exercisable at Cdn. $0.92 per share

09/17/10 exercised 100,000 incentive options into 100,000 shares @ Cdn. $0.68 per share

09/17/10 sold 99,800 shares @ Cdn. $2.75 per share in the public market

09/17/10 sold 200 shares @ Cdn. $2.76 per share in the public market

09/20/10 granted 100,000 incentive options exercisable at Cdn. $2.67 per share

09/30/10 acquired 30,000 shares @ Cdn. $2.90 per share in the public market

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7.

Material to be Filed as Exhibits

N/A

CUSIP Number:  020283107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2010

DATED:            __________________________

___________

/s/Morgan Poliquin

SIGNATURE:  ______________________________________

Morgan Poliquin, CEO & President

NAME/TITLE:  ___________________________________